

May 26, 2011

Frank J. Fertitta III
Chief Executive Officer and President
Station Casinos, Inc.
1505 South Pavilion Center Drive,
Las Vegas, Nevada 89135

> **Re: Station Casinos, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed on March 31, 2011**
> **File No. 001-12037**

Dear Mr. Fertitta:

We have reviewed your response letter dated April 12, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40

Results of Operations, page 41

Casino and Room , page 43 and page 44, respectively

1. We note that you have not addressed our previous comment one and four from our comment letter dated August 4, 2010 in your Form 10-K for the year ended December 31, 2010, despite the fact that you confirmed and acknowledged that you would revise your future filings as requested. As such, we reissue our previous comment. Please revise future filings to quantify the impact of changes in customer visits to your properties and changes in customer spend per visit on revenues. For example, please revise future filings to quantify the actual dollar amount of revenue change during the period attributed to a

change in customer visits. Please revise future filings to quantify the impacts of changes in room occupancy and changes in the average daily room rate on revenues. For example, please quantify the actual dollar amount of revenue change during the period attributed to a change in room occupancy. Additionally, as disclosed in your Form 10-K for the year ended December 31, 2009 please continue to disclose the actual change in room occupancy and the average daily room rate. Please provide us with your proposed revised disclosure.

Item 8. Financial Statements and Supplementary Data

Note 8. Native American Development, page 106

2. We note your response to our prior comment one. It appears that you did not make all the disclosures requested, as such; we reissue part of our previous comment. Please revise future filings to disclose the items listed below for each of your Native American casino development projects:
   - The date you entered into the Development and Management Agreement with the Native American Tribe;

   - The significant provisions of the Development and Management Agreement including but not limited to;
     o Provisions relating to agreement termination.
   - When you expect to begin construction;
   - When you expect that the project will be complete and ready to be opened for business; and
   - Status of obtaining third party financing for the project.

3. We note that the federal recognition as a tribe by the US Government's Bureau of Indian Affairs (BIA) was terminated and restored for both The Federated Indians of Graton Rancheria (FIGR) and the North Fork Rancheria of Mono Indian Tribe (Mono). Please tell us why the recognition was terminated and if there is a risk of termination of recognition in the future.

4. Please revise future filings to quantify the amount of funding that the FIGR is required to pay to the City of Rohnert Park under the Memorandum of Understanding.

5. We note your response to our prior comment three. However, it does not appear that you have addressed our comment in its entirety. As such, we reissue parts of our previous comment. Please provide us a detailed discussion for each project how you considered each of the contingencies and milestones listed above, including a discussion all positive and negative evidence you considered in determining that each contingency and milestone is probable of being favorably resolved or achieved, respectively. We note your belief that that it is difficult, if not impossible, to ascribe a specific percentage probability to the likelihood of resolving each of the various contingencies and achieving each of the milestones. We also note that in certain instances, you can predict a favorable

result with a high degree of certainty, while in other instances, your best estimate of the future outcome can only be expressed in terms of whether the occurrence of the event is more likely than not. In instances in which you can predict with a high degree of certainty, we believe should state your assessment in percentage terms as previously requested. In the other instances, you should disclose your uncertainty and an approximate percentage or a minimum percentage of likelihood. You further state that the existence of any critical contingency or milestone which you believe is probable of <u>not being successfully</u> resolved would generally result in a determination that the project probably will not be successful resolved. Therefore, it appears you conclude projects are probable of successful completion and of recoverability unless it is probable that they are not. If our understanding is correct, please tell us the basis in the accounting literature for continued recognition of amounts as assets under this view. In addition, revise your disclosure to describe your assessment method.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief